Pricing Sheet No. 2011-MTNDG0117 dated October 5, 2011 relating to
Offering Summary No. 2011-MTNDG0117 dated October 4, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
                                                                               Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
500,000 Trigger PLUS Based on the S&P 500® Index due October 10, 2013
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – OCTOBER 5, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$5,000,000
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Underwriting fee and issue price” below)
Pricing date:	October 5, 2011
Original issue date:	October 11, 2011
Maturity date:	October 10, 2013
Payment at maturity per Trigger PLUS:	■	If the final index value is greater than the initial index value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
	■	If the final index value is less than or equal to the initial index value but greater than the trigger value: $10
	■	If the final index value is less than or equal to the trigger value:
($10 x index performance factor)
This amount will be less than the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the Trigger PLUS.
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Leveraged upside payment:	$10 x leverage factor x index percent increase
Initial index value:	1,144.03, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	October 7, 2013, subject to postponement for non-underlying asset business days and certain market disruption events.
Leverage factor:	200%
Trigger value:	80% of the initial index value
Maximum payment at maturity:	$14.10 per Trigger PLUS (141% of the stated principal amount).
CUSIP:	17317U568
ISIN:	US17317U5680
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Trigger PLUS	$10.000	$0.275	$9.725
Total	$5,000,000	$137,500	$4,862,500
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Trigger PLUS, will receive an underwriting fee of $0.275 for each $10 Trigger PLUS sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.275 for each $10 Trigger PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Trigger PLUS declines. See “Fact Sheet—Fees and selling concessions” in the related offering summary.

You should read this document together with the offering summary describing the offering and the
PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on October 4, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004140/dp26576_fwp-mtndg0117.htm

PLUS Product Supplement filed on May 16, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Trigger PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.